Exhibit 99.1

Zeekr Group Announces July 2025 Delivery Update

HANGZHOU, China, August 1, 2025 – ZEEKR Intelligent Technology Holding Limited ("Zeekr Group" or the "Company") (NYSE: ZK), the world's leading premium new energy vehicle group, today announced its delivery results for July 2025.

In July, Zeekr Group delivered a total of 44,193 vehicles across its Zeekr and Lynk & Co brands, representing increases of 19.7% year-over-year and 2.7% month-over-month. This achievement was made possible by the trust and support of over 2 million cumulative users. Specifically, the Zeekr brand delivered 16,977 vehicles, while Lynk & Co delivered 27,216 vehicles.

On July 9, Zeekr Group introduced its groundbreaking Super Hybrid Technologies, built on the Company's new full-stack SEA-S platform. This next-generation system features a revolutionary 900V high-voltage architecture and tri-silicon carbide-powered e-motors paired with a CATL Freevoy Super Hybrid Battery, setting industry benchmarks for charging speeds, acceleration, and noise and vibration control.

The Zeekr 9X will be the first model in the Zeekr lineup to incorporate this technology, delivering an impressive peak output of 1,030kW and 0-100 km/h acceleration in under 3.1 seconds. The Zeekr 9X also supports ultra-fast charging, achieving a 20% to 80% charge in approximately 9 minutes and a 10% to 80% charge in just 10.3 minutes, marking a major leap in performance and user experience.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world's leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain and electric vehicle supply chain. Zeekr Group’s values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

Email: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com